UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42483

TJGC GROUP LIMITED

(Translation of registrant’s name into English)

Unit F, 12/F

Kaiser Estate

Phase 1

41 Man Yue Street

Hunghom, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Symbol Change

TJGC Group Limited (the “Company”) has changed the trading symbol for its ordinary shares on the Nasdaq Stock Market to “TJGC”, formerly “MCTR.” The change became effective at the opening of trading on Wednesday, December 10, 2025. No action is required by the Company’s existing securityholders, and the Company’s CUSIP number remains unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2025	TJGC Group Limited

	By:	/s/ Guo Bin
Guo Bin
Chief Executive Officer

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